Exhibit 3.1

AMENDMENT NO. 10

TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

ATLAS PIPELINE PARTNERS, L.P.

THIS AMENDMENT NO. 10 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ATLAS PIPELINE PARTNERS, L.P. (this “Amendment”), dated as of May 7, 2013, is entered into and effectuated by Atlas Pipeline Partners GP, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of Atlas Pipeline Partners, L.P., a Delaware limited partnership (the “Partnership”), pursuant to authority granted to it in Sections 5.6 and 13.1 of the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 9, 2004 (the “Limited Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Limited Partnership Agreement.

WHEREAS, Section 5.6(a) of the Limited Partnership Agreement provides that the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners (subject to the provisions of Section 5.7 of the Limited Partnership Agreement);

WHEREAS, Section 5.6(b) of the Limited Partnership Agreement provides that the Partnership Securities authorized to be issued by the Partnership pursuant to Section 5.6(a) of the Limited Partnership Agreement may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities) as shall be fixed by the General Partner;

WHEREAS, Section 13.1(g) of the Limited Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee (subject to the terms of Section 5.7 of the Limited Partnership Agreement), may amend any provision of the Limited Partnership Agreement that the General Partner determines to be necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Limited Partnership Agreement, and the General Partner has determined that the amendments contemplated hereby are necessary or appropriate in connection therewith;

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment to provide for (i) the issuance of Convertible Class D Preferred Units and (ii) such other matters as are provided herein.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendment. The Limited Partnership Agreement is hereby amended as follows:

1. Section 1.1 of the Limited Partnership Agreement is hereby amended to add or amend the following definitions in appropriate alphabetical order:

“Convertible Class D Preferred Unit” means a Partnership Security having the rights and obligations set forth in the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Units and Qualifications, Limitations and Restrictions thereof of Convertible Class D Preferred Units for Atlas Pipeline Partners, L.P. dated as of May 7, 2013, attached hereto as Exhibit 5.12(d) and incorporated herein (the “Class D Preferred Certificate of Designation”).

“Preferred Unit” means a 2006 Preferred Unit, a Class B Preferred Unit, a Class C Preferred Unit or a Convertible Class D Preferred Unit.

2. Section 5.12 is amended and restated as follows:

    SECTION 5.12 Preferred Units.

The General Partner has designated and created a series of Partnership Securities designated as “Preferred Units” and consisting of a total of 40,000 2006 Preferred Units and fixed the designations, preferences and relative, participating, optional and other special rights of the Preferred Units and qualifications, limitations and restrictions thereof as set forth in the 2006 Preferred Certificate of Designation. A form Certificate evidencing 2006 Preferred Units is attached as Exhibit 5.12(a). The General Partner has designated and created a series of Partnership Securities designated as “Class B Preferred Units” and consisting of a total of 20,000 Class B Preferred Units and fixed the designations, preferences and relative, participating, optional and other special rights of the Class B Preferred Units and qualifications, limitations and restrictions thereof as set forth in the Class B Preferred Certificate of Designation. A form Certificate evidencing Class B Preferred Units is attached as Exhibit 5.12(b). The General Partner has designated and created a series of Partnership Securities designated as “Class C Preferred Units” and consisting of a total of 8,000 Class C Preferred Units and fixed the designations, preferences and relative, participating, optional and other special rights of the Class C Preferred Units and qualifications, limitations and restrictions thereof as set forth in the Class C Preferred Certificate of Designation. A form Certificate evidencing Class C Preferred Units is attached as Exhibit 5.12(c). The General Partner has designated and created a series of Partnership Securities designated as “Convertible Class D Preferred Units” and consisting of a total of 13,445,383 Convertible Class D Preferred Units and fixed the designations, preferences and relative, participating, optional and other special rights of the Convertible

Class D Preferred Units and qualifications and restrictions thereof as set forth in the Convertible Class D Preferred Certificate of Designation. A form Certificate evidencing Convertible Class D Preferred Units is attached as Exhibit 5.12(d).

B. Agreement in Effect. Except as hereby amended, the Limited Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the state of Delaware, without regard to principles of conflicts of laws.

D. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

ATLAS PIPELINE PARTNERS, L.P.

By: Atlas Pipeline Partners GP, LLC, its general partner

By:	/s/ Eugene N. Dubay
Name:	Eugene N. Dubay
Title:	CEO and President

Exhibit 5.12(d)

CERTIFICATE OF DESIGNATION OF

THE POWERS, PREFERENCES AND RELATIVE, PARTICIPATING,

OPTIONAL, AND OTHER SPECIAL RIGHTS AND

QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

OF

CLASS D CONVERTIBLE PREFERRED UNITS

ATLAS PIPELINE PARTNERS, L.P., a Delaware limited partnership (the “Partnership”), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act and its Limited Partnership Agreement, does hereby state and certify that, pursuant to the authority expressly vested in ATLAS PIPELINE PARTNERS GP, LLC, its general partner (the “General Partner”), the General Partner duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that the Certificate of Designation of the Class D Convertible Preferred Units of the Partnership dated as of May 7, 2013 (this “Certificate of Designation”) be and hereby is adopted as follows:

1. Designation. There is hereby created a series of units designated as the “Class D Convertible Preferred Units” (the “Preferred Units”). The number of Preferred Units shall be 13,445,383 and the face value of each Preferred Unit shall be the Execution Date Unit Price (the “Face Value”).

2. Definitions. For purposes of this Certificate of Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Limited Partnership Agreement.

“Annualized Preferred Yield” means the calculation of (x) the then current distribution amount per Quarter per Common Unit multiplied by four (4), divided by the Distribution VWAP, plus (y):

(i) 0.50% with respect to the first and second full Quarters following issuance of the Preferred Units and the partial Quarter immediately following issuance of the Preferred Units (which partial Quarter will be the Quarter ending June 30, 2013 and with the distribution for such partial Quarter apportioned for the number of days in such partial Quarter that the Preferred Units are outstanding);

(ii) 1.00% with respect to the third and fourth full Quarters following issuance of the Preferred Units;

(iii) 1.50% with respect to the fifth and sixth full Quarters following issuance of the Preferred Units; and

(iv) 2.00% with respect to each Quarter thereafter.

“Certificate of Designation” has the meaning assigned to it in the recitals hereof.

“Conversion Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner or the Partnership to act as conversion agent for the Preferred Units; provided, that if no Conversion Agent is specifically designated for the Preferred Units, the General Partner shall act in such capacity.

“Conversion Rate” has the meaning assigned to it in Section 7 hereof.

“Distribution Payment Date” has the meaning assigned to it in Section 3 hereof.

“Distribution Rate” means, for each Preferred Unit, an amount equal to (a) the Premium Preferred Distribution, multiplied by (b) the number of Common Units into which the Preferred Unit is convertible on the applicable Record Date.

“Distribution VWAP” for any particular distribution means the volume-weighted average closing price of the Common Units on the principal market on which the Common Units are then traded during the ten (10) Trading Days prior to the Record Date establishing the Common Units entitled to receive such distribution.

“Execution Date Unit Price” means $29.75.

“Expiration Date” has the meaning assigned to it in Section 9(d) hereof.

“Ex-distribution Date” is the first date upon which a sale of Common Units that will settle regular way (T+3) will not transfer the right to receive the relevant issuance or distribution from the seller of Common Units to its buyer.

“Face Value” has the meaning assigned to it in Section 1 hereof.

“Fair Market Value” of property means the amount that a willing buyer would pay a willing seller in an arm’s-length transaction of such property, unless otherwise stated, as determined in good faith by the Partnership.

“General Partner” has the meaning assigned to it in the recitals hereof.

“Holder” means the Person in whose name Preferred Units are registered, which the Partnership and the Conversion Agent shall deem to be the owner of such Preferred Units for the purpose of making distributions on, and settling conversions of, as well as for other purposes relating to, such Preferred Units.

“Junior Units” means interests in the Partnership that, with respect to distributions on such interests and distributions upon liquidation of the Partnership, rank junior to the Preferred Units, including but not limited to the Common Units. “Junior Units” do not include Incentive Distribution Rights.

“Limited Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of March 9, 2004, as amended from time to time.

“Liquidation Value” has the meaning assigned to it in Section 4 hereof.

“Mandatory Conversion Date” means May 7, 2015.

“Market Disruption Event” means the occurrence or existence for more than one-half hour in the aggregate on any Scheduled Trading Day for the Common Units of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) or quoting, if applicable, in the Common Units or in any options, contracts or future contracts relating to the Common Units and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such day.

“Officer” means any of the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Controller, any Assistant Controller, the Secretary or any Assistant Secretary of the General Partner.

“Partnership” has the meaning assigned to it in the recitals hereof.

“Partnership Optional Conversion Date” has the meaning assigned to it in Section 8(a) hereof.

“Preferred PIK Distributions” has the meaning assigned to it in Section 3 hereof.

“Preferred Cash Distributions” has the meaning assigned to it in Section 3 hereof.

“Preferred Distributions” has the meaning assigned to it in Section 3 hereof.

“Premium Preferred Distribution” means the product of the Annualized Preferred Yield multiplied by the VWAP Factor.

“Purchase Agreement” has the meaning assigned to it in Section 5 hereof.

“Record Date” means (i) with respect to distributions on Common Units or Preferred Units, the date established by the General Partner prior to any Distribution Payment Date on which a holder of Common Units or Preferred Units, as the case may be, must be a holder on the books of the Partnership to receive the applicable distribution, and (ii) with respect to any distribution on Common Units where, or other transaction or event in which, the holders of Common Units have the right to receive any cash, security or other property, or transaction or event in which Common Units are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Units entitled to receive such cash, securities or other property (whether such date is fixed by the General Partner or by statute, contract or otherwise). Such Record Date shall apply regardless of whether a particular Record Date is a Business Day.

“Reference Property” has the meaning assigned to it in Section 11(a) hereof.

“Reorganization Event” has the meaning assigned to it in Section 11(a) hereof.

“Reorganization Event Conversion” has the meaning assigned to it in Section 10 hereof.

“Reorganization Event Conversion Date” has the meaning assigned to it in Section 10 hereof.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which Common Units are listed or admitted for trading or, if Common Units are not listed or admitted for trading on any U.S. national or regional securities exchange or market, a Business Day.

“Spin-off” has the meaning assigned to it in Section 9(c) hereof.

“Tender Offer Valuation Period” has the meaning assigned to it in Section 9(c) hereof.

“Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) (x) the New York Stock Exchange is open for trading, or, if the Common Units are not listed on the New York Stock Exchange, the principal U.S. national or regional securities exchange on which the Common Units are listed is open for trading, (y) if the Common Units are not traded on a U.S. national or regional securities exchange but are quoted on the over-the-counter market by Pink OTC Markets Inc. or a similar organization, Pink OTC Markets Inc. or such similar organization, as applicable, is open for quoting or (z) if the Common Units are not traded on a U.S. national or regional securities exchange nor quoted by Pink OTC Markets Inc. or a similar organization, such day is a Business Day. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system or, if applicable, regular quoting on the relevant quotation system.

“Valuation Period” has the meaning assigned to it in Section 9(c) hereof.

“Voting Stock” of any person as of any date means the equity interests of such person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of such person (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

“VWAP Factor” means the Distribution VWAP divided by four (4).

3. Distributions; Allocations. With respect to the first four full Quarters following the date hereof, and the partial Quarter immediately following the date hereof (which partial Quarter will be the Quarter ending June 30, 2013), a Holder shall be entitled to receive on any Distribution Payment Date, distributions payable in a number of additional Preferred Units equal to (i) the Distribution Rate divided by the Distribution VWAP, multiplied by (ii) the number of Preferred Units held by such Holder prior to such distribution (the “Preferred PIK Distributions”). Thereafter, a Holder shall be entitled to receive on any Distribution Payment Date a distribution payable, in the sole discretion of the General Partner, (i) in cash in an amount equal to the Distribution Rate (“Preferred Cash Distributions”), (ii) in a number of additional Preferred Units equal to the Preferred PIK Distribution (the Preferred PIK Distribution, together with the Preferred Cash Distributions, the “Preferred Distributions”) or (iii) any combination of Preferred PIK Distributions and Preferred Cash Distributions that in the aggregate provides the Holder a distribution with a value in cash plus Preferred Units equal to the Distribution Rate, prior to any other distributions pursuant to Sections 6.4 or 6.5 of the Limited Partnership Agreement in respect of Junior Units. Preferred Distributions shall be paid in any Quarter on the same date as the distribution payment date for Common Units, and the Record Dates for distributions on the Preferred Units and Common Units shall be the same; provided, that if no distribution is paid with respect to the Common Units for any Quarter, the distribution payment date for the Preferred Units shall be set by the General Partner to be a date no later than the 45th day following the end of such Quarter (the date distributions are paid on the Preferred Units, as set forth above, a “Distribution Payment Date”). If the Partnership fails to pay in full any Preferred Distribution (or portion thereof), then (x) the General Partner shall cause the Partnership to pay such unpaid Preferred Distribution at such time and with such special Record Date as it may select and (y) the Partnership shall not be permitted to, and shall not, make any distributions in respect of any Junior Units unless and until all unpaid Preferred Distributions have been paid in full. No interest shall accrue or be paid with respect to any unpaid distribution to the Holders of Preferred Units.

4. Liquidation Value. In the event of any liquidation, dissolution or winding up of the Partnership or the sale or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the Holders of the Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to unit holders, prior and in preference to any distribution of any assets of the Partnership to the holders of any other existing or subsequently created Junior Units, an amount equal to the Face Value per Preferred Unit plus all unpaid Preferred Distributions (collectively, the “Liquidation Value”). The foregoing shall not affect any rights which Holders of Preferred Units may have to monetary damages.

5. Issuance of Preferred Units. The Preferred Units shall be issued by the Partnership pursuant to a Class D Preferred Unit Purchase Agreement, dated as of April 16, 2013 (the “Purchase Agreement”), by and among the Partnership and the purchasers named therein.

6. Voting Rights. Except as provided herein or as a result of requirements imposed by Delaware law, the Preferred Units shall have no voting rights. The affirmative vote of at least 75% of the outstanding Preferred Units shall be necessary for repeal of this Certificate of Designation or the Certificate of Limited Partnership or Limited Partnership Agreement or any amendment to the Limited Partnership Agreement that may adversely affect any of the rights, preferences, obligations or privileges of the Preferred Units, except that no Holder of Preferred Units shall have any voting rights with respect to a Reorganization Event except to the extent it has converted any of its Preferred Units to Common Units at or prior to the Record Date for Common Units to vote or consent with respect to any Reorganization Event.

7. Conversion.

(a) Each Preferred Unit, unless previously converted, shall automatically convert on the Mandatory Conversion Date into a number of Common Units equal to the Liquidation Value divided by the Execution Date Unit Price (the “Conversion Rate”), subject to adjustment pursuant to Section 9 hereof.

(b) The Partnership shall have the right to cause all, but not less than all, of the Preferred Units to convert into Common Units at the Conversion Rate at any time beginning one year following the date hereof, subject to adjustment pursuant to Section 9 hereof.

(c) If a Preferred Unit conversion shall occur before a Record Date for payment of a distribution on the Common Units in respect of any completed Quarter and the Preferred Units convert into additional Common Units (because of the increase in the Liquidation Value by virtue of the unpaid Preferred Distribution in respect of such completed Quarter), the additional Common Units issued in such conversion shall not receive the Common Unit distribution with respect to such completed Quarter.

8. Conversion Procedures.

(a) In order to exercise the right to convert Preferred Units prior to the Mandatory Conversion Date, the Partnership must:

(1) deliver to the Holders a “Notice of Partnership Optional Conversion” (attached as Exhibit A hereto) not later than 30 days prior to the Partnership Optional Conversion Date; and

(2) pay all transfer or similar taxes, if any, required under Section 8(b).

The date specified in the Notice of Partnership Optional Conversion is the “Partnership Optional Conversion Date.”

(b) The Partnership shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of Common Units upon conversion of Preferred Units, other than the transfer taxes payable upon the issuance of Common Units upon conversion of Preferred Units in a name or names other than that of the Holder, which shall be paid by the converting Holder.

(c) Effective immediately prior to 5:00 p.m., New York City time, on the Mandatory Conversion Date or Partnership Optional Conversion Date, distributions on the converted Preferred Units shall cease to accrue and the converted Preferred Units shall cease to be outstanding, in each case subject to the right of Holders of such converted Preferred Units to receive the consideration issuable upon conversion which they are entitled to pursuant to Section 7 hereof.

(d) As of 5:00 p.m., New York City time, on the applicable Mandatory Conversion Date or Partnership Optional Conversion Date, as applicable, the issuance by the Partnership of Common Units upon conversion of Preferred Units shall become effective and the Person entitled to receive such Common Units shall be treated for all purposes as the record holder or holders of such Common Units. Prior to 5:00 p.m., New York City time, on the applicable Mandatory Conversion Date or Partnership Optional Conversion Date, as the case may be, the Common Units issuable upon conversion shall be deemed not outstanding for any purpose, and Holders of Preferred Units shall have no rights with respect to the Common Units issuable upon conversion by virtue of holding Preferred Units.

(e) In connection with the conversion of any Preferred Units, no fractional Common Units shall be issued to the converting Holders. In lieu of any fractional Common Units issuable to a Holder upon conversion, the Partnership shall pay or deliver, as applicable, to the converting Holder, at its option, either (i) a number of Common Units rounded up to the next whole number of units, or (ii) an amount in cash (computed to the nearest cent) equal to the product of the fractional Common Unit and the Closing Price of Common Units on the Trading Day immediately preceding the Mandatory Conversion Date or Partnership Optional Conversion Date, as applicable.

(f) If more than one Preferred Unit shall be surrendered for conversion at one time by or for the same Holder, the number of Common Units issuable upon conversion of those Preferred Units shall be computed on the basis of the aggregate number of Preferred Units so surrendered.

(g) (i) With respect to any conversion of Preferred Units prior to the Mandatory Conversion Date,

(1) promptly following the Partnership Optional Conversion Date, the Partnership shall instruct the Conversion Agent to deliver or cause to be delivered to the converting Holder confirmation by book entry of the whole number of Common Units issued upon conversion of such Preferred Units; and

(2) on the Business Day immediately following the Partnership Optional Conversion Date, the Partnership shall deliver or cause to be delivered to the converting Holder any cash payment for any fractional units that the Partnership is obligated to pay under Section 8(e).

(ii) With respect to the mandatory conversion of Preferred Units under Section 7(a),

(1) promptly following the Mandatory Conversion Date, the Partnership shall instruct the Conversion Agent to deliver or cause to be delivered to the converting Holder confirmation by book entry of the whole number of Common Units issued upon conversion of such Preferred Units, and

(2) on the Business Day immediately following the Mandatory Conversion Date, the Partnership shall deliver or cause to be delivered to the converting Holder any cash payment for any fractional units that the Partnership is obligated to pay under Section 8(e).

9. Conversion Rate Adjustments. The Conversion Rate shall be adjusted from time to time by the Partnership in accordance with the provisions of this Section 9.

(a) If the Partnership issues Common Units as a distribution to all or substantially all holders of Common Units, or if the Partnership effects a split or combination of Common Units, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × OS1 / OS0

where,

CR0 = the Conversion Rate in effect immediately prior to the adjustment relating to such event;

CR1 = the new Conversion Rate in effect taking such event into account;

OS0 = the number of Common Units outstanding immediately prior to the effective time of the adjustment relating to such event; and

OS1 = the number of Common Units outstanding immediately after the effective time of the adjustment relating to such event (giving effect to such distribution, split or share combination, as applicable, as of such effective time).

Any adjustment made pursuant to this Section 9(a) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date or the effective date of such split or combination, as applicable. If any distribution of the type described in this Section 9(a) is not so paid or made, or the outstanding Common Units are not split or combined, as the case may be, the new Conversion Rate shall be immediately readjusted, effective as of the date the General Partner determines not to pay such distribution or to effect such split or combination, to the Conversion Rate that would then be in effect if such distribution, split or combination had not been announced.

(b) If the Partnership issues to all or substantially all holders of Common Units any rights, warrants, options or other securities entitling them to subscribe for or purchase Common Units, or if the Partnership issues to all holders of Common Units securities convertible into Common Units, in either case at an exercise price per Common Unit or a conversion price per Common Unit less than the volume-weighted average of the Closing Prices of Common Units over the ten consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-distribution Date for such issuance, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × (OS0 + X) / (OS0 + Y)

where,

CR0 = the Conversion Rate in effect immediately prior to the adjustment relating to such event;

CR1 = the new Conversion Rate in effect taking such event into account;

OS0 = the number of Common Units outstanding immediately prior to the effective time of the adjustment relating to such event;

X = the total number of Common Units issuable pursuant to such rights, warrants, options, convertible securities or other securities; and

Y = the number of Common Units equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants, options, convertible securities or other securities and (B) the average of the Closing Prices of Common Units over the ten consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-distribution Date for such issuance.

Any adjustment made pursuant to this Section 9(b) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date. For purposes of this Section 9(b), in determining whether any rights, warrants, options, convertible securities or other securities entitle the holders of Common Units to subscribe for or purchase, or exercise a conversion right for, Common Units at less than the applicable average of the Closing Prices of Common Units, and in determining the aggregate exercise or conversion price payable for such Common Units, there shall be taken into account any consideration the Partnership receives for such rights, warrants, options, convertible securities or other securities and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by the General Partner in good faith. If any rights, warrants, options, convertible securities or other securities described in this Section 9(b) are not so issued, the Conversion Rate shall be readjusted, effective as of the date the General Partner publicly announces its decision not to issue such rights, warrants, options, convertible securities or other securities, to the Conversion Rate that would then be in effect without such issuance. If any rights, warrants, options, convertible securities or other securities described in this Section 9(b) are not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if the adjustments made upon the issuance of such right, warrant, option, convertible security or other securities had been made on the basis of the delivery of only the number of Common Units actually delivered.

(c) (i) If the Partnership distributes evidences of its indebtedness or its other assets or property to all or substantially all holders of Common Units, excluding:

(A) distributions, rights, warrants, options, convertible securities or other securities as to which an adjustment was effected pursuant to Section 9(a) or (b) hereof,

(B) distributions paid exclusively in cash, and

(C) Spin-offs described in this Section 9(c),

then the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × SP0 / (SP0 – FMV)

where,

CR0 = the Conversion Rate in effect immediately prior to the adjustment relating to such event;

CR1 = the new Conversion Rate taking such event into account;

SP0 = the average of the Closing Prices of Common Units over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-distribution Date for such distribution; and

FMV = the Fair Market Value (as determined by the General Partner in good faith) of the evidences of indebtedness, assets or property distributed with respect to each outstanding Common Unit as of the Ex-distribution Date for such distribution.

An adjustment to the Conversion Rate made pursuant to this Section 9(c)(i) shall be made successively whenever any such distribution is made and shall become effective immediately after 5:00 p.m., New York City time, on the Record Date.

(ii) If the Partnership distributes, to all holders of Common Units, common units of any class or series or any similar equity interest of or relating to a Subsidiary or other business unit of the Partnership, and such units or equity interests are listed for trading on a U.S. national securities exchange (a “Spin-off”), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × (FMV0 + MP0) / MP0

where,

CR0 = the Conversion Rate in effect immediately prior to the adjustment relating to such event;

CR1 = the new Conversion Rate taking such event into account;

FMV0 = the average of the Closing Prices of the equity interest distributed to holders of Common Units applicable to one Common Unit over the first ten consecutive Trading Day period commencing on, and including, the Trading Day following the effective date of such Spin-off (such period, the “Valuation Period”); and

MP0 = the average of the Closing Prices of Common Units over the Valuation Period.

If the application of the foregoing formula would result in a decrease in a fixed conversion rate, no adjustment to the Conversion Rate shall be made. An adjustment to the Conversion Rate made pursuant to this Section 9(c)(ii) shall occur on the final Trading Day of the Valuation Period; provided, that in respect of any conversion of Preferred Units within the ten consecutive Trading Days immediately following the date of the Spin-off, references with respect to the Spin-off to “ten consecutive Trading Day period” shall be deemed replaced with such lesser number of Trading Days as have elapsed between the effective date of such Spin-off and the Mandatory Conversion Date or Optional Conversion Date, as applicable, in determining the Conversion Rate.

(iii) If any such distribution or distribution described in this Section 9(c) is not paid or made, the new Conversion Rate shall be readjusted, effective as of the date the General Partner publicly announces its decision not to pay such distribution or distribution, to the Conversion Rate that would then be in effect without such distribution or distribution.

(d) If the Partnership or any Subsidiary makes a payment in respect of a tender or exchange offer for Common Units (other than a tender offer solely to holders of fewer than 100 Common Units), to the extent that the cash and value of any other consideration included in the payment per Common Unit exceeds the average of the Closing Prices of Common Units over the ten consecutive Trading Day period commencing on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 × (AC + (SP1 × OS1)) / (SP1 × OS0)

where,

CR0 = the Conversion Rate in effect immediately prior to the adjustment relating to such event;

CR1 = the new Conversion Rate taking such event into account;

AC = the Fair Market Value (as determined by the General Partner in good faith), on the Expiration Date, of the aggregate value of all cash and any other consideration paid or payable for units accepted for purchase or exchange in such tender or exchange offer;

OS0 = the number of Common Units outstanding immediately prior to the Expiration Date (prior to giving effect to such tender offer or exchange offer);

OS1 = the number of Common Units outstanding immediately after the Expiration Date (after giving effect to such tender offer or exchange offer); and

SP1 = the average of the Closing Prices of Common Units over the ten consecutive Trading Day period commencing on the Trading Day next succeeding the Expiration Date (such period, the “Tender Offer Valuation Period”).

If the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate shall be made. Any adjustment to the Conversion Rate made pursuant to this Section 9(d) shall become effective immediately after 5:00 p.m., New York City time, on the final Trading Day of the Tender Offer Valuation Period; provided, that in respect of any conversion within the ten consecutive Trading Days next succeeding the Expiration Date, references with respect to “ten consecutive Trading Day period” shall be deemed replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Mandatory Conversion Date, Optional Conversion Date or Reorganization Event Conversion Date, as applicable, in determining the Conversion Rate.

If the Partnership or one of its Subsidiaries is obligated to purchase Common Units pursuant to any such tender or exchange offer, but the Partnership, or such Subsidiary, is permanently prevented by applicable law from effecting any such purchase, or all such purchases are rescinded, then the new Conversation Rate shall be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made.

(e) Notwithstanding the provisions of this Section 9, no adjustment to the Conversion Rate shall be made if Holders may participate in the transaction that would otherwise give rise to such adjustment on an as-converted basis and without converting their Preferred Units.

(f) Notwithstanding the provisions of this Section 9, no adjustment to the Conversion Rate need be made if the Common Units to be issued upon conversion will actually receive the consideration provided in, or be subject to, the transaction or event that would otherwise trigger the adjustment.

(g) No adjustment to the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) of the Conversion Rate then in effect; provided, that any adjustments that by reason of this Section 9(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 9 shall be made by the Partnership and shall be made to the nearest cent or to the nearest one-ten thousandth (1/10,000th) of a unit, as the case may be. Notwithstanding the foregoing, all adjustments not previously made shall have effect with respect to any conversion of Preferred Units.

(h) To the fullest extent permitted by law, the Partnership may (but is not required to) make such increases in the Conversion Rate, in addition to those required by this Section 9, as the General Partner considers to be advisable to avoid or diminish any income tax to holders of Common Units or rights to purchase Common Units resulting from any distribution or distribution of Common Units (or rights or warrants to acquire Common Unit) or from any event treated as such for income tax purposes. To the fullest extent permitted by applicable law, the Partnership from time to time may (but is not required to) increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and the increase is irrevocable during the period and the General Partner determines in good faith that such increase would be in the best interest of the Partnership, which determination shall be conclusive.

(i) If the Partnership shall be required to withhold taxes on constructive distributions to a Holder and the Partnership pays the applicable withholding taxes, the Partnership may, at its option, set off any such payment against cash, Common Units or other assets distributable or payable to such Holder.

(j) Whenever the Conversion Rate is adjusted as herein provided, the Partnership shall promptly file with the Conversion Agent an Officer’s certificate setting forth the Conversion Rate after such adjustment and a brief statement setting forth in reasonable detail the method by which the adjustment to the Conversion Rate was determined. Unless and until a responsible officer of the Conversion Agent shall have received such Officer’s certificate, the Conversion Agent shall not be deemed to have knowledge of any adjustment of the Conversion Rates and may assume that the last Conversion Rates of which it has knowledge are still in effect. Promptly after delivery of such certificate, the Partnership shall prepare a notice of such adjustment of Conversion Rates setting forth the adjusted Conversion Rates and the date on which each adjustment becomes effective and shall promptly mail such notice of adjustment of the Conversion Rate to each Holder at its last address appearing in the Unit register. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

10. Conversion Upon Certain Reorganization Events. If an event described in Section 11(a) is anticipated to occur in which the Partnership is not the surviving entity, then the Partnership may, at its option, cause the conversion of all, but not less than all, outstanding Preferred Units (the “Reorganization Event Conversion”). The Reorganization Event Conversion shall occur on the effective date of such Reorganization Event (the “Reorganization Event Conversion Date”). If the Partnership exercises this option, each Holder of the Preferred Units shall receive the Reference Property. In order for the Partnership to exercise its option for a Reorganization Event Conversion, the Partnership must provide written notice to the Holders not later than 30 days prior to the anticipated effective date of the Reorganization Event.

11. Effect of Reclassification, Consolidation, Merger or Sale on Conversion.

(a) Subject to the Partnership’s right to convert the Preferred Units under Section 10, in the event of:

(i) any consolidation, merger or combination of the Partnership with or into another Person (other than a merger or consolidation in which the Partnership is the continuing Partnership and in which the Common Units outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of the Partnership or another Person);

(ii) any sale, transfer, lease or conveyance of all or substantially all of the properties and assets of the Partnership to any other person; or

(iii) any statutory exchange of the Partnership’s securities with another Person (other than in connection with a merger or acquisition covered by clause (i) above),

in each case where Common Units are exchanged for, or converted into, stock, securities, property or assets (including cash or any combination thereof) (a “Reorganization Event”), each Preferred Unit outstanding immediately prior to such Reorganization Event shall, without the consent of the Holders, become convertible into the kind of securities, cash and other property that such Holder would have been entitled to receive if such Holder had converted its Preferred Units into Common Units immediately prior to such Reorganization Event (the “Reference Property”). In such event, on the Reorganization Event Conversion Date, the applicable Conversion Rate then in effect shall be applied to determine the amount and value of securities, cash or property a Holder would have received in such transaction (without interest thereon and without any right to distributions thereon which have a Record Date prior to the date such Preferred Units are actually converted).

(b) Subject to the notice requirements of Section 10 regarding certain transactions as set forth in Section 11(a), the Partnership shall cause notice of the application of this Section 11 to be delivered to each Holder at the address of such Holder within twenty (20) days after the occurrence of any of the events specified in Section 11(a). Failure to deliver such notice shall not affect the legality or validity of any conversion pursuant to this Section 11.

(c) The above provisions of this Section 11 shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances, provided, that if Section 10 applies to any event or occurrence, this Section 11 shall not apply to such event or occurrence.

12. Notices. The Partnership shall distribute to the Holders of Preferred Units copies of all notices, materials, annual and quarterly reports, proxy statements, information statements and any other documents distributed generally to the holders of Common Units of the Partnership, at such times and by such method as such documents are distributed to such holders of such Common Units.

13. No Reissuance. No Preferred Units acquired by the Partnership by reason of redemption, purchase, conversion or otherwise shall be reissued.

14. Transfers. No Preferred Unit shall be transferable by any Holder of Preferred Units, except in compliance with all federal and applicable state securities laws. Except for transfers to (i) any Affiliate of such Purchaser or (ii) in connection with a total return swap or similar transaction with respect to the Purchased Units purchased by such Purchaser, prior to any transfer, and as a condition thereto, the General Partner may require such documentation, including appropriate opinions of legal counsel, as it, in its sole discretion, deems necessary.

15. Severability of Provisions. If any right, preference or limitation of the Preferred Units set forth in this Certificate of Designation (as this Certificate of Designation may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designation, which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth be deemed dependent upon any such other right, preference or limitation unless so expressed herein.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation has been duly executed as of the date first above written.

ATLAS PIPELINE PARTNERS, L.P.

By: ATLAS PIPELINE PARTNERS GP, LLC, its general partner

By:
Name:	Robert W. Karlovich, III
Title:	Chief Financial Officer

EXHIBIT A

NOTICE OF PARTNERSHIP OPTIONAL CONVERSION

To the Holders of Class D Convertible

    Preferred Units

Please take notice that Atlas Pipeline Partners, L.P. (the “Partnership”) has irrevocably elected to convert all of the outstanding Class D Convertible Preferred Units (the “Class D Preferred Units.”) into Common Units of the Partnership. The conversion will be effective at 5:00 p.m., New York time on                     . The conversion rate will be calculated as set forth in Section 7(a) and Section 8(f) of the Certificate of Designation for the Class D Preferred Units.